Exhibit 8.1

Subsidiaries of A2Z Smart Technologies Corp.

Legal Name of Subsidiary	Jurisdiction of Organization

A2Z Smart Technologies Corp.	British Columbia

1219054 B.V Ltd.	British Columbia

A2Z Advanced Solutions Ltd	Israel

A2Z Advanced Military Solutions Ltd.	Israel

AAI Advanced Automotive Innovations Inc.	Ontario

Isramat Ltd.	Israel

Cust2Mate Ltd.	Israel

Cust2Mate USA Inc.	USA